Exhibit (a)(3)


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February 23, 2005



TO:          UNIT HOLDERS OF INLAND CAPITAL FUND, L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") MPF INCOME FUND 21, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MP VALUE FUND 6, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY
FUND 3, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.; and MPF-NY 2005, LLC (collectively the "Purchasers") are offering to purchase up to 8,000 Units of limited partnership interest (the "Units") in INLAND CAPITAL FUND, L.P. (the "Partnership") at a purchase price equal to:

                                  $320 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in INLAND CAPITAL FUND, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) March 25, 2005